EXHIBIT 99.41

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES
February 3, 2010
TSX / Lima Exchange:  FVI

Fortuna Announces $30 Million Bought Deal Financing

Vancouver, British Columbia - February 3, 2010 – Fortuna Silver Mines Inc. (“Fortuna”) is pleased to announce that it has entered into a bought deal financing with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd.

The Company intends to issue 13,050,000 common shares at a price of $2.30 per common share (“Offering Price”) for gross proceeds to Fortuna of approximately $30 million (the "Offering"). The Offering is expected to close on or about March 2, 2010 and is subject to regulatory approval.

The Company has granted the Underwriters an over-allotment option exercisable for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the number of common shares issued pursuant to the Offering at the Offering Price.  The common shares will be offered in British Columbia, Alberta and Ontario via a short-form prospectus.

The Company intends to use the net proceeds from the Offering to partially fund the construction of its 100% owned San Jose project in the state of Oaxaca, Mexico and for general corporate purposes.

Closing of the Offering is subject to certain conditions, including but not limited to, receipt of all necessary securities regulatory approvals, including the approval of the TSX and the Lima Exchange.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

Fortuna Silver Mines Inc.
Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Project in Mexico. The Company is selectively pursuing additional acquisition opportunities. For more information, please visit our website at www.fortunasilver.com.

Forward Looking Statements
Certain statements in this presentation constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna's mining and mine development activities, risks inherent in mineral exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Investor Relations: Lima office: Carlos Baca - Tel: 51.1.616.6060 Vancouver office: Erin Ostrom - Tel: 604.484.4085